U.S. Securities and Exchange Commission
				Washington, D.C.  20549

					FORM N-17f-2


Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies



		Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

_________________________________________________________________


1. Investment Company Act File Number: 	Date examination completed:

	811- 5189						November 30, 1998



2.  State Identification Number:


AL 		AK 		AZ 		AR 		CA 		CO
CT 	N/A	DE 		DC 		FL N/A	GA 		HI
ID  		IL 		IN 		IA 		KS 		KY
LA 		ME 		MD 		MA 		MI 		MN
MS 		MO 		MT 		NE 		NV 		NH
NJ 		NM 		NY 		NC 		ND N/A	OH
OK 		OR 		PA 		RI N/A	SC 		SD
TN 		TX  		UT  		VT 		VA 		WA
WV 		WI 		WY 		PUERTO RICO
 Other (specify):



3. Exact number of investment company as specified in registration statement:


The Spain Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code)

1345 Avenue of the Americas, New York, New York  10105